UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-39869

LIGHTJUMP ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

2735 Sand Hill Road

Suite 110

Menlo Park, CA 94025

(650) 515-3930

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one ordinary share and one redeemable warrant

Ordinary Shares, par value $0.0001 per share

Redeemable warrants, exercisable for ordinary shares at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LightJump Acquisition Corporation

Dated: January 13, 2023

	By:	/s/ Gastón Paladini
	Name:	Gastón Paladini
	Title:	President